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                            August 23, 2023

       Wong Kim Kwan Kings
       Chief Executive Officer
       Top Wealth Group Holding Ltd
       Units 714 & 715
       7F, Hong Kong Plaza
       118 Connaught Road West
       Hong Kong

                                                        Re: Top Wealth Group
Holding Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted August
14, 2023
                                                            CIK No. 0001978057

       Dear Wong Kim Kwan Kings:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement

       General, page 9

   1. Despite your response to our prior comment 4, we note disclosure that continues to refer to a direct agreement
with the sturgeon farm. For example, and without limitation, we note the risk factor on
pages 19-20 refers to "our exclusive supply agreement with the
                                                        PRC sturgeon farm" and
states, "In April 2022, we entered into an exclusive supply
                                                        agreement with the PRC
sturgeon farm, which appointed us as its exclusive distributor in
                                                        Hong Kong and Macau for
conducting overseas distribution and granted us the rights to procure caviar directly
from it for a term of 10 years." The table of principal terms on
 Wong Kim Kwan Kings
Top Wealth Group Holding Ltd
August 23, 2023
Page 2
         pages 62-63 also uses terminology implying that the sturgeon farm is party to the supply agreement. Please further revise your disclosure throughout the prospectus to clarify that your supply agreement is via an agent, Fujian Aoxuanlaisi Biotechnology Co., Ltd., and not directly with the sturgeon farm. In addition, include disclosure that assesses material related risks, including, without limitation, your ability to enforce contractual provisions vis-  -vis the sturgeon farm.
Regulation, page 68

2. We note your response to our prior comment 5 that you sell your products to distributors before export, and your distributors subsequently ensure your products meet the regulations requirements of the markets the products will enter. Please revise your disclosure to briefly summarize the material regulations to which your products are subject in the markets in which they are sold, and to clarify that you rely on your distributors for compliance therewith, including any material related risks.
Related Party Transactions, page 76

3. We note your response to our prior comment 6 and reissue it. Update information in this section, and throughout the prospectus, to speak as the date of your prospectus or the latest practicable date. For example, and without limitation, we note references in this section to outstanding amounts as of May 31, 2023, and elsewhere to the number of shares outstanding as of May 17, 2023.
Signatures, page II-5

4. We note your response to our prior comment 7 and reissue it. Please revise your signature page to identify the individual(s) signing in the capacity of principal financial officer and principal accounting officer, as required by the Instructions to Signatures on Form F-1. If a person is signing in more than one capacity, revise to so indicate. Exhibits

5. We note your response to our prior comment 8 and reissue it in part. Revise the exhibit index description of Exhibit 10.11 to refer to both sales contracts, clearly identifying the respective parties and dates of each. Revise the exhibit index description of Exhibit 10.12
FirstName LastNameWong Kim Kwan Kings
       for consistency with your disclosure on page 64, which refers to a "service agreement," or
Comapany    NameTop
       alternatively   Wealth
                     revise     Group
                             your      Holding
                                  disclosure     Ltd to a "Lease of Food
Factory Project
                                             to refer
AugustAgreement,"
        23, 2023 Pageas 2per the exhibit index.
FirstName LastName
 Wong Kim Kwan Kings
FirstName
Top WealthLastNameWong
            Group Holding Kim
                          Ltd Kwan Kings
Comapany
August 23, NameTop
           2023     Wealth Group Holding Ltd
August
Page 3 23, 2023 Page 3
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing